PE 7/22/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

14008150

NO ACT

July 22, 2014

Received SEC
JUL 22 2014
Washington, DC 20549

Act: 1934
Section:
Rule: 14e-5(d)
Date Of Availability: July 22, 2014

Via Facsimile and U.S. Mail
David B. Rockwell
Sullivan & Cromwell LLP
1 New Fetter Lane
London, EC4A 1AN
England

Re: UBS AG – Holding Company Reorganization

Dear Mr. Rockwell:

We are responding to your letter dated July 22, 2014 addressed to Michele Anderson and Christina Chalk, as supplemented by telephone conversations with the staff before and after May 6, 2014, with regard to your request for exemptive relief. To avoid having to recite or summarize the facts set forth in your letter, we attach the enclosed photocopy of your correspondence and the accompanying letter from Swiss counsel. Unless otherwise noted, all capitalized terms in this letter have the same meaning as in your letter of today's date.

On the basis of your representations and the facts presented in your July 22, 2014 letter, the United States Securities and Exchange Commission hereby grants an exemption from Rule 14e-5 pursuant to Rule 14e-5(d) under the Exchange Act. This exemption permits the Prospective Purchasers to conduct the Market Activities in accordance with Swiss law and regulation or pursuant to an exemption granted by the TOB on June 30, 2014. This exemption further permits UBS Securities LLC, UBS Wealth Management and UBS Global Asset Management to continue their limited U.S. Market Activities as described in your letter and in the ordinary course of their respective businesses during the 14e-5 Restricted Period. This exemption further allows the use of the dual offer structure and purchases pursuant to the Swiss Exchange Offer, as described in your letter.

In granting this relief, we note in particular the nature of this transaction as a corporate reorganization, rather than a change of control transaction, in which UBS target shares will be exchanged on a fixed one-for-one basis for shares in a new entity with no established trading market. We further note the extended length of the 14e-5 Restricted Period, the status of UBS as a financial institution, and its need to conduct the activities for which relief is sought in order to service existing clients in the ordinary course of its business as a financial institution operating globally, including in the United States. We also note our discussions with staff of the TOB in connection with the proposed transaction.

The Commission's grant of an exemption from Rule 14e-5 is subject to the following conditions:

- The U.S. offering materials will prominently disclose the possibility of, or intention to make future purchases of shares outside the Offer, and the extent to which outside purchases have already occurred;

- There will be public disclosure in the U.S., to the extent such information is made public in Switzerland, of information regarding all purchases of shares otherwise than pursuant to the Offer from the time of public announcement of the Offer until its expiration;

- The Prospective Purchasers will comply with any applicable rules against insider trading and the rules and regulations of the applicable Swiss securities regulatory authorities (in particular the rules regulating market conduct/market abuse);

- The Prospective Purchasers will comply with all applicable Swiss matching and best requirements with respect to purchases outside the Offer, as modified by the Order and any other relief granted by the TOB;

- Upon request of the Division of Corporation Finance, Prospective Purchasers will disclose to the Division a daily time-sequenced schedule of all purchases of shares made from the time of public announcement of the offer until the expiration, on a transaction-by-transaction basis, including (i) description of the size, broker (if any), time of execution and purchase price; (ii) if not executed on the NYSE Euronext in Amsterdam, the exchange, quotation system or other facility through which the purchase occurred;

- Upon request of the Division of Corporation Finance, the Prospective Purchasers will transmit the information specified in clauses (i) and (ii) above to the Division at its offices in Washington D.C. within 30 days of the request;

- The Prospective Purchasers will maintain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from expiration of the offer;

- Representatives of the Prospective Purchasers will be made available (in person at the offices of the Division of Corporation Finance or by telephone) to respond to inquiries relating to such records; and

- Except as otherwise exempted herein, the Prospective Purchasers will comply with Rule 14e-5.

The foregoing exemptive relief is based solely on the representations and the facts presented in your letter of today's date and the accompanying letter from Swiss counsel of the same date and do not represent a legal conclusion with respect to the applicability of the statutory or regulatory provisions of the federal securities laws. The relief is strictly limited to the application to this transaction of the statutory provisions and rules listed above. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change. In addition, this position is subject to modification or revocation if at any time the Commission or the Division of Corporation Finance determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. The participants in this transaction must comply with these and any other applicable provisions of the federal securities laws. The Division of Corporation Finance expresses no view on any other questions that may be raised by the proposed transaction, including but not limited to, the adequacy of disclosure concerning and the applicability of any other federal or state laws to the proposed transaction.

Sincerely,

For the Commission,
By the Division of Corporation Finance
pursuant to delegated authority,

Michele M. Anderson

Michele M. Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Enclosures

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Securities Exchange Act of 1934
Rule 14e-5

July 22, 2014

Office of Mergers and Acquisitions,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F. Street, N.E.,
Washington, D.C. 20549,
United States of America.

Attn: Michele Anderson
Chief, Office of Mergers and Acquisitions

Christina Chalk
Senior Special Counsel, Office of Mergers and Acquisitions

Re: UBS AG

Dear Ms. Anderson and Ms. Chalk:

We are writing on behalf of UBS AG, a corporation (*Aktiengesellschaft/société anonyme*) organized under the laws of Switzerland ("UBS" and, together with its subsidiaries, the "Group"), and its wholly owned subsidiary UBS Group AG ("UBS Group") in connection with the proposed reorganization outlined below.

On May 6, 2014, UBS announced that it intends to establish a new non-operating group holding company for the Group subject to regulatory approvals (the "May 6 Announcement").

The establishment of a group holding company is intended, along with other measures UBS has already announced, to substantially improve the resolvability of the Group in response to Swiss "too-big-to-fail" requirements and applicable requirements in other countries in which the Group operates. Swiss "too-big-to-fail" requirements require systemically important banks, including UBS and the Group, to put in place viable emergency plans to preserve the operation of systemically important functions despite a failure of the institution, to the extent that such activities are not sufficiently separated in advance. The Swiss "too-big-to-fail" requirements provide for the possibility of a limited reduction of capital requirements for systemically important institutions that adopt measures to reduce resolvability risk beyond what is legally required. These measures would involve an alteration of the legal structure of a bank group in a manner that insulates parts of the group to exposure from risks arising from other parts of the group, thereby making it easier to dispose of certain parts of the group in a recovery scenario, to liquidate or dispose of certain parts of the group in a resolution scenario or to execute a "debt bail-in". As a consequence of the announcements UBS has made regarding its legal structure, UBS believes that it is substantially enhancing the resolvability of the Group in response to evolving global regulatory requirements. UBS also anticipates that the exchange offer coupled with these other measures already announced will allow the Group to qualify for a reduction in the buffer capital requirements applicable to the Group as a systemically relevant Swiss bank under applicable Swiss "too-big-to-fail" requirements.

Establishment of a group holding company predominantly for the purpose of improving resolvability has been the subject of extensive discussions with the Swiss Financial Market Supervisory Authority FINMA and other regulators overseeing UBS. Creation of a non-operating holding company for the Group is seen as essential to a "single point of entry" resolution strategy, which is the preferred resolution strategy of UBS and of the Swiss, U.S. and UK authorities. As mentioned above, UBS also anticipates that these measures will allow it to qualify for a reduction in applicable buffer capital requirements under the Swiss "too-big-to-fail" requirements. This rebate would result in lower overall capital requirements for UBS.

In order to put in place the new group holding structure, UBS has created a wholly owned subsidiary, UBS Group, which will become the new ultimate publicly traded parent company of the Group by way of a share-for-share exchange offer (the "Exchange Offer"). While UBS is currently contemplating an accelerated timetable under which the new group holding company structure may be established as early as the third quarter 2014, this period may be extended depending, among other factors, on the availability of approvals and exemptions from multiple regulators internationally, with the result that the new group holding company structure may not be in place until the fourth quarter 2014 or even the first quarter 2015.

As a global, integrated financial services firm with businesses in private banking, asset management, investment banking and retail and commercial banking, the Group engages in market activities in UBS ordinary shares ("UBS Shares") and related securities in the ordinary course, including, among other things, to facilitate customer transactions and provide liquidity to the market, serve existing clients and hedge its financial exposures. As the May 6 Announcement constitutes a "public announcement" of the Exchange Offer within the meaning of Rule 14e-5, the critical need for UBS, UBS's subsidiaries and their respective separately identifiable departments (collectively, the "Prospective Purchasers") to continue to carry out their ordinary-course activities forms the backdrop of the relief requested in this letter.

The market activities for which relief is requested are substantially similar to the market activities for which relief has previously been granted to the Group under Regulation M in connection with the distribution of a stock dividend and the rights offering conducted by UBS in 2008.[1] In each case, the grant of relief was based in part on statistical information regarding UBS's role as a prominent participant in the market for UBS Shares and the availability of exemptions or safe harbors under applicable local law permitting the activities in question to continue. In both cases, the Staff of the Securities and Exchange Commission (the "SEC") granted the requested relief based on those representations.

The need for relief is particularly acute in light of the potentially lengthy period that may elapse between "public announcement" and completion of the Exchange Offer, as laid out above, and the importance of the Group's activities to the market for the UBS Shares and related financial instruments. The May 6 Announcement was made following discussions with several of UBS's regulators in Switzerland and internationally and in order to comply with applicable listing rules of the SIX Swiss Exchange ("SIX") and mitigate the risks of unplanned disclosure. The period between the May 6 Announcement and completion of the Exchange Offer could be as long as nine months, and withdrawal of the Group from the markets for UBS Shares and various related securities for such a long period of time would cause a number of significant difficulties for those markets, the Group and its customers, as described in greater detail below.

Furthermore, Rule 14e-5's prohibitions apply to this transaction not because of its nature or objective, which essentially consists in the insertion of a new holding company on top of the Group, but simply because Swiss corporate law does not offer the same legal structure – a merger by majority vote – as U.S. domestic state law would to effect the desired corporate reorganization.

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1 *See* UBS AG (avail. April 22, 2008) and UBS AG (avail. May 16, 2008). In those instances, in the absence of relief, certain affiliates and business divisions of UBS may have been prohibited under Regulation M from bidding for or purchasing, or attempting to induce any person to bid for or purchase, UBS shares during the relevant restricted period.

In this context and as previously discussed with members of the Staff, we respectfully request on behalf of UBS that the Staff grant exemptive relief from Rule 14e-5 under the Exchange Act (a) to permit the Market Activities (as defined below) engaged in by the Prospective Purchasers in the ordinary course of business outside the United States, (b) to permit certain Prospective Purchasers to continue to conduct limited Market Activities in UBS securities in the ordinary course of business in the United States and (c), in the light of the exemptive relief requested to be granted herein with respect to the Market Activities, to permit the contemplated dual structure of the Exchange Offer.

We are acting as U.S. counsel to UBS and UBS Group in connection with the matters described in this letter. UBS has provided us with, and authorized us to make on its behalf, the factual representations set forth in this letter. The statements contained in this letter with respect to the application of Swiss law to the Exchange Offer or to UBS have been reviewed by Bär & Karrer AG, Swiss counsel to UBS.

I. Background

A. UBS

UBS is a global, integrated financial services firm with businesses in private banking, asset management, investment banking and retail and commercial banking. UBS has offices worldwide and its principal executive offices are located in Zurich and Basel, Switzerland. UBS is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act, and the UBS Shares are registered under Section 12(b) of the Exchange Act. UBS Shares are currently listed on the SIX and on the New York Stock Exchange ("NYSE"). As of March 31, 2014, UBS had 3,843,383,192 issued UBS Shares, of which 92,241,706 were treasury shares.

B. UBS Group

UBS Group is a corporation (*Aktiengesellschaft/société anonyme*) organized under the laws of Switzerland. UBS Group has no revenue-generating business operations and no material assets or liabilities other than in connection with the Exchange Offer.

UBS Group is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act and a "business combination related shell company" as defined in Rule 12b-1 under the Exchange Act and Rule 405 under the Securities Act. If the exchange offer is successful, UBS Group will become the new listed parent company of UBS, which is currently both the ultimate parent company and the primary operating entity of the Group.

C. The Exchange Offer

1. Structure of the Exchange Offer

UBS expects that the Exchange Offer will consist of two separate offers to be conducted on substantially similar terms and subject to the same conditions. In Switzerland, UBS Group will initiate a share exchange offer open to all holders of UBS Shares, wherever located, by publishing a "prè-announcement" or, in the absence of such pre-announcement, an offer prospectus (the "Swiss Exchange Offer"). UBS Group will also file with the SEC a registration statement on Form F-4 (the "Registration Statement") relating to a separate share exchange offer addressed to holders of UBS Shares that are located in the United States (the "U.S. Exchange Offer"). As discussed below, UBS expects that the Exchange Offer will be eligible for the tier II relief ("Tier II Relief") provided by Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Exchange Offer will be made for any and all UBS Shares (including UBS Shares held in treasury by UBS) on a one-for-one basis. The Swiss Exchange Offer is being made to all holders of UBS Shares, wherever located, in accordance with local laws, regulations and restrictions, pursuant to separate offer documentation, including, for holders of UBS Shares located in one or more member states of the European Economic Area, a separate prospectus. The U.S. Exchange Offer will comprise an offer to exchange one UBS Share for one UBS Group Share made pursuant to the Registration Statement and U.S. offer documents addressed to holders of UBS Shares located in the United States.

The Exchange Offer will comprise an initial offer period (the "Initial Offer Period") and, if the Exchange Offer is successful, a subsequent offer period (the "Subsequent Offer Period"). In order to comply with applicable Swiss and U.S. tender offer rules, the Initial Offer Period will remain open for a minimum of 20 Swiss and U.S. business days. If the Exchange Offer is successful, UBS Group will accept for exchange and exchange all UBS Shares that have been validly tendered into, and not withdrawn from, the Exchange Offer by the end of the Initial Offer Period and will conduct the Subsequent Offer Period.

If, in the Exchange Offer or within three months thereafter, UBS Group acquires more than 98% of the total UBS Shares in issue, UBS Group intends to effect a squeeze-out of the holders of the less than two percent remaining UBS Shares (the "SESTA Squeeze-Out") by filing a request with the competent court in Switzerland to invalidate such shares pursuant to the Swiss Federal Act on Stock Exchanges and

Securities Trading (the "SESTA"). Holders of the UBS Shares being invalidated in this process will receive UBS Group Shares on a one-for-one basis.

If, during the same period or at any time thereafter, UBS Group acquires between 90% and 98% of the total UBS Shares in issue, UBS Group expects to conduct a forward triangular squeeze-out merger (the "Squeeze-Out Merger" and, together with the SESTA Squeeze-Out, the "Squeeze-Out") pursuant to the Swiss Federal Act on Merger, De-Merger, Transformation and Transfer of Assets of October 3, 2003 (the "Merger Act"). In a Squeeze-Out Merger, UBS would merge into a subsidiary of UBS Group, with such subsidiary being the surviving entity. If a Squeeze-Out Merger occurs, remaining holders of UBS Shares will receive one UBS Group Share for each UBS Share they hold.

The board of directors of UBS Group will, after the first capital increase in connection with the settlement of the Initial Offer Period, be the same as the board of directors of UBS. UBS Group shares will be governed by Swiss law and articles of association substantially similar to UBS's current articles of association.

Accordingly, UBS expects that the Exchange Offer will be structured so that holders of UBS Shares can maintain the same proportional interests in UBS Group as those they hold in UBS. As a result, the Exchange Offer will not involve a change of control. Instead, shareholders in the Group will effectively be asked to consent, by participation in the Exchange Offer, to the implementation of a corporate reorganization consisting of the formation a new group holding company (UBS Group).

2. Qualification for Tier II Relief

UBS expects that UBS Group will be able to rely on Rule 14d-1(d) under the Exchange Act, which provides exemptive relief from otherwise applicable rules to persons engaged in a tender offer under Tier II Relief, in conducting the Exchange Offer. In order for an offer to qualify for Tier II Relief, (i) the subject company must be a foreign private issuer as defined in Rule 3b-4 under the Exchange Act and not an investment company as defined under the Investment Company Act of 1940, (ii) no more than 40% of the securities of the subject company sought in the offer may be held by holders who are resident in the United States and (iii) the offeror must comply, subject to any applicable exemptions, with all applicable U.S. tender offer rules and regulations.

UBS, the subject company, is a foreign private issuer. Based on a look-through shareholder analysis performed by Georgeson Shareholder Communications Inc.

("Georgeson") pursuant to instruction 2 to paragraphs (c) and (d) of Rule 14d-1(d) under the Exchange Act, approximately 24.5% of the total UBS Shares in issue are held by holders who are resident in the United States.[2] Georgeson performed this look-through analysis to determine the ownership of UBS Shares as of April 30, 2014, a date which is less than 60 days before the May 6 Announcement. Thus, UBS believe that the Tier II Relief contemplated by Rule 14d-1(d)(1)(ii) is available.

3. Application of Section 14(d) of the Exchange Act and Regulation 14D

Section 14(d)(1) of the Exchange Act applies to any "tender offer for [...] any class of any equity security which is registered pursuant to Section 12 of this title [...] if, after consummation thereof, such person would, directly or indirectly, be the beneficial owner of more than five per centum of such class." Rule 14d-1 under the Exchange Act states that "Regulation 14D [...] shall apply to any tender offer that is subject to section 14(d)(1) of the [Exchange] Act [...] including, but not limited to, any tender offer for securities of a class described in that section that is made by an affiliate of the issuer of such class." The UBS Shares are currently registered pursuant to Section 12(b) of the Exchange Act. After the consummation of the Exchange Offer, UBS Group, an affiliate of UBS, will be the beneficial owner of greater than 5% of the UBS Shares. Therefore, UBS expects that the Exchange Offer will be subject to Regulation 14D.

II. Description of Market Activities

A. Background and Market for UBS Shares and Related Securities

In the ordinary course of their businesses, the Prospective Purchasers conduct an extensive array of trading and other market activities in connection with UBS Shares or derivatives related to such securities (including, without limitation, futures, forwards, options, swaps or similar instruments) (collectively, the "UBS Securities"). As indicated above, the critical need for the Prospective Purchasers to continue to carry out their ordinary-course activities following announcement of the Exchange Offer forms the backdrop of the relief requested in this letter.

The UBS Shares are listed on the SIX and the NYSE. During 2013, the worldwide average daily trading volume of UBS Shares was approximately 19 million shares, or CHF 319 million (or approximately US$ 358 million at the exchange rate on

2 It is UBS's view that this figure probably overstates the level of U.S. ownership due to the proportion of U.S. custodians holding UBS Shares.

December 31, 2013) in value. In the first three months of 2014, the worldwide average daily trading volume of UBS Shares was approximately 22 million shares, or CHF 408 million (or approximately US$ 459 million at the exchange rate on March 31, 2014) in value.

As of December 31, 2013, UBS's aggregate market capitalization was approximately CHF 65 billion (or approximately US$ 73 billion at the exchange rate on December 31, 2013) and UBS's free-float adjusted market capitalization was approximately CHF 61 billion (or approximately US$ 68 billion at the exchange rate on December 31, 2013). As of March 31, 2014, UBS's aggregate market capitalization was approximately CHF 70 billion (or approximately US$ 79 billion at the exchange rate on March 31, 2014) and its free-float adjusted market capitalization was approximately CHF 66 billion (or approximately US$ 74 billion at the exchange rate on March 31, 2014). As of March 31, 2014, UBS was the fourth largest listed Swiss company in terms of market capitalization.

The SIX is the principal trading market for UBS Shares. During 2013, the SIX accounted for approximately 52% of the worldwide average daily trading volume in UBS Shares. During 2013, the average daily trading volume of UBS Shares on the SIX was approximately 11 million shares, or CHF 177 million (or approximately US$ 199 million at the exchange rate on December 31, 2013) in value. In the first three months of 2014, the SIX accounted for approximately 48% of the worldwide average daily trading volume in UBS Shares and the average daily trading volume of UBS Shares on the SIX was approximately 11 million shares, or CHF 203 million (or approximately US$ 229 million at the exchange rate on March 31, 2014) in value.

The SIX, formerly SWX, was founded in 1995. It is a recognized investment exchange under the SESTA, supervised by the Swiss Financial Market Supervisory Authority (the "FINMA"). The procedure for listing Swiss blue chip equities is under the authority of the SIX.

The SIX provides for an electronic trading order book. It is an order-driven market with transactions occurring through the automatic matching of buy and sell orders. In general, orders are executed giving priority to price and then to time of entry.

In 2013, the aggregate turnover on the SIX was in excess of CHF 1,004 billion, of which CHF 702 billion related to Swiss equity securities. As of December 31, 2013, the overall market capitalization of equity securities traded on the SIX was approximately CHF 1.4 trillion. As of March 31, 2014, there were 288 equity securities admitted to trading on the SIX (excluding exchange-traded funds), of which 252 were Swiss securities and the remainder were foreign securities.

There are a number of key market indices under the authority of the SIX. These market indices include, among others, (i) the Swiss Market Index (the "SMI"), which is comprised of 20 equity securities of the most prominent companies listed on the SIX and, as of December 31, 2013, represented approximately 83% of the free-float total market capitalization of the SIX, (ii) the Swiss Performance Index (the "SPI"), which mainly consists of SIX-traded equity securities of companies domiciled in Switzerland or the Principality of Liechtenstein, and (iii) the SLI Swiss Leader Index (the "SLI"), which includes the 30 most liquid domestic stocks traded on the Swiss equity market, including the equity securities included in the SMI. The SIX serves as a trading platform for the shares included in the SMI, SPI and SLI.

The UBS Shares are a significant component of the SIX. The UBS Shares comprised 6.4% of the SMI, 5.3% of the SPI and 13.3% of the SLI as of March 31, 2014.

The UBS Shares are also traded on UBS MTF, BATS Chi-X Europe and Turquoise:

- UBS MTF was created by UBS Investment Bank and is operated by UBS Limited. It is a non-displayed multilateral trading facility (or "dark pool") with a central counterparty model and clearing through SIX x-clear and EuroCCP. UBS MTF provides mid-point, bid and offer matching based on prevailing prices on the primary markets. Orders on UBS MTF only match when the primary market is in a trading phase for the relevant instrument. Trades executed on UBS MTF are reported post-trade in real time to Markit BOAT. Trading on UBS MTF accounted for approximately 1.24% of the worldwide average trading volume in UBS Shares during 2013.

- BATS Chi-X Europe is a securities firm authorized by the Financial Conduct Authority to operate as a multilateral trading facility for the trading of a wide range of European equities. BATS Chi-X Europe is a subsidiary of BATS Global Markets. Trading on BATS Chi-X Europe accounted for 9% of the worldwide average daily trading volume in UBS Shares during 2013.

- Turquoise Global Holdings Limited is an investment firm authorized by the Financial Conduct Authority of the United Kingdom and currently majority owned by the London Stock Exchange Group. It operates Turquoise, a multilateral trading facility with two discrete trading platforms: one for cash equities and another for derivatives. The equity platform allows secondary trading for pan-European and

> U.S. equities, exchange traded funds, global depositary receipts, American depositary receipts, exchange-traded currency funds and exchange-traded commodity funds. Trading on Turquoise accounted for approximately 6% of the worldwide average trading volume in UBS Shares during 2013.

In May 2000, UBS listed the UBS Shares on the NYSE. The UBS Shares are listed on the NYSE in the form of shares; UBS is not aware of any UBS Shares trading in the form of American Depositary Shares in the United States. During 2013, the average daily trading volume of UBS Shares on the NYSE was approximately 0.4 million shares, or CHF 6 million (or approximately US$ 7 million at the exchange rate on December 31, 2013) in value. During 2013, the United States accounted for approximately 15% of worldwide average daily trading volume in the UBS Shares. In the first three months of 2014, the average daily trading volume of UBS Shares on the NYSE was approximately 0.4 million shares, or CHF 7 million (or approximately US$ 7 million at the exchange rate on March 31, 2014) in value. In the first three months of 2014, the United States accounted for approximately 11% of worldwide average daily trading volume in the UBS Shares.

B. UBS's Business as a Financial Institution

UBS Investment Bank. UBS Investment Bank ("UBS IB") is part of the Group and operates as one of five separate business divisions. UBS IB conducts a full-service securities business. Although UBS IB has offices throughout the world outside the United States, its principal executive offices are located in Zurich, and the Market Activities for which UBS is seeking relief will be managed principally by representatives in Zurich and London. UBS IB operations are conducted through entities regulated by and licensed under the Swiss Federal Act on Banks and Savings Institutions and the SESTA in Switzerland and the Financial Services and Markets Act in the United Kingdom, among other laws and regulations.

UBS Securities LLC. In the United States, UBS IB conducts a securities business through a separate subsidiary, UBS Securities LLC, which has its principal offices in Stamford, Connecticut and New York City. UBS Securities LLC is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority and the NYSE. UBS Securities LLC will not engage in the UBS IB activities for which UBS is seeking relief (other than unsolicited brokerage and riskless principal activity, including for Wealth Management and Global Asset Management).

UBS Wealth Management. The Group's wealth management business divisions, Wealth Management and Wealth Management Americas (collectively, "UBS

Wealth Management"), are comprised of the Swiss and other non-U.S. and U.S. wealth management businesses, respectively. Wealth Management's principal offices are located in Zurich. In the United States, Wealth Management Americas conducts its wealth management business principally through UBS Financial Services Inc. ("UBS Financial Services"), a registered broker-dealer and investment adviser, which is a wholly owned indirect subsidiary of UBS. UBS Financial Services is headquartered in Weehawken, New Jersey, and has more than 400 offices across the United States. In addition to UBS Financial Services, Wealth Management Americas also conducts its wealth management business through other entities, including UBS Financial Services Incorporated of Puerto Rico, an SEC-registered broker-dealer and investment adviser, UBS Bank USA, a state-chartered FDIC-insured depository institution, UBS Trust Company NA, a limited purpose trust company regulated by the Office of the Comptroller of the Currency ("OCC"), as well as through branches of UBS maintained in the United States and regulated by the OCC.

UBS Asset Management. The Group's asset management division, UBS Global Asset Management, operates as a separate business division. Outside the United States, its principal offices are in Zurich, Basel, London, Singapore and Hong Kong. In the United States, it is comprised of three separate business sub-groups: (a) Alternative & Quantitative, (b) Global Real Estate and (c) Equities, Fixed Income & Global Investments Solutions. All three sub-groups operate out of separate, wholly owned subsidiaries of UBS, which in the United States are U.S. registered investment advisers, and operate wholly independently of UBS IB. The principal U.S. offices for the Alternative & Quantitative and Equities, Fixed Income & Global Investments Solutions sub-groups are in Chicago, Illinois, while the Global Real Estate sub-group has its principal U.S. offices in Hartford, Connecticut.

Group Treasury. UBS's group treasury department ("UBS GT") is part of UBS Corporate Center, a department of UBS, with principal executive offices in Zurich. UBS GT is principally responsible for the management of UBS's financial resources and financial infrastructure. Among other responsibilities, UBS GT manages the Group's equity, including UBS's treasury shares, taking into account financial ratios and regulatory capital requirements.

C. Market Activities by the Prospective Purchasers

UBS is requesting relief for the activities described below, as well as for any other purchases of or arrangements to purchase UBS Securities outside the United States that would be exempt from the prohibition of Rule 14e-5 by virtue of Section (b)(12) thereof but for the exemptive relief sought by this letter (the activities described in this sentence being referred to collectively as the "Market Activities"). UBS has confirmed that the Market Activities are permitted under and will be conducted in accordance with applicable Swiss law or, at any time they are potentially prohibited by Swiss takeover rules, UBS will seek exemptive relief from the Swiss Takeover Board (the "TOB"), to the extent not already granted by the TOB's exemptive order dated June 30, 2014, and will conduct its Market Activities in accordance with such exemptive relief. In addition, UBS has confirmed that all of the Market Activities described below together (counting all sides of each trade in which it participates) accounted for approximately 14% of the average daily worldwide trading volume in UBS Shares in 2013 and approximately 11% of such total average daily trading volume in the first three months of 2014.

UBS maintains and enforces written policies and procedures that are reasonably designed to prevent the transfer of information to or from the entities and departments conducting the Market Activities that might result in a violation of the U.S. federal securities laws (the "Information Barriers"). These Information Barriers, some of which are also required by Swiss rules and regulations, are intended to prevent improper motives from influencing the purchasing activity of these entities and departments and to prevent the flow of confidential information between the senior management and corporate development teams of UBS on the one hand, and the trading and investment management divisions of UBS, on the other hand. In their Market Activities, the Prospective Purchasers will comply with the applicable requirements under Swiss and U.S. law, including the applicable rules and regulations of the relevant exchanges and trading facilities.

Market Making and Principal Client Facilitation in UBS Shares. UBS IB conducts its market-making activities outside the United States and manages these activities from Zurich and London. UBS IB purchases and sells UBS Shares as principal to facilitate customer transactions and provide liquidity to the market. Most of these market-making transactions are effected on the SIX, with the balance effected on UBS MTF, BATS Chi-X Europe, Turquoise and in the Swiss over-the-counter market and, in some cases, the over-the-counter markets elsewhere outside the United States. As noted above, the SIX is an order-matching system, not an inter-dealer market with formal, officially designated market makers. Thus, with regard to UBS Shares, neither UBS IB nor any other dealer is obligated to make a market or to comply with any particular market-maker requirements, and they are free to discontinue market making at any time. UBS IB's market-making activities accounted for approximately 0.2% of SIX average daily trading volume in UBS Shares in 2013 and approximately 0.3% of such average daily trading volume in the first three months of 2014. UBS IB engages in the Market Activities described above solely in the ordinary course of business and not in furtherance of or to facilitate the Exchange Offer.

Derivatives Market Making and Hedging. UBS IB conducts its derivatives market-making activities outside the United States and manages these activities principally from Zurich and London. In Switzerland, UBS IB is admitted under EUREX rules as a market maker, and is one of the most significant market makers in derivatives on UBS Shares, accounting for approximately 16% of the average daily market-making volume in such derivatives in 2013 and approximately 12% of such total average trading volume in the first three months of 2014. This activity involves the issuance, purchase and sale of derivative products for its own account and for the accounts of its customers on Scoach and EUREX and in the over-the-counter market in Switzerland and elsewhere outside the United States.[3] These derivative products may include both currently existing and newly designed listed and over-the-counter options, warrants and other securities (including exchange-traded funds and portfolio-type instruments) that are exercisable for or convertible into, or the value of which is determined by reference to, UBS Shares or proprietary or third-party baskets or indices including UBS Shares. These derivatives may also include futures on the foregoing. UBS IB's derivatives market making involves issuing, purchasing and selling derivatives on UBS Shares in order to facilitate customer orders and provide liquidity to the market.

In addition, as a result of its derivatives market making, UBS IB maintains varying positions in these derivatives, and its financial exposure to movements in the price of the UBS Shares varies from time to time. In order to manage this financial exposure, UBS IB continually enters into hedging transactions that involve, in whole or in part, purchases and sales of UBS Shares for UBS IB's own account. UBS IB also effects brokerage transactions in UBS Shares, on an unsolicited basis, on behalf of its customers in order to assist them in hedging their derivatives positions.

UBS IB engages in the Market Activities described above solely in the ordinary course of its business and not in furtherance of or to facilitate the Exchange Offer. These Market Activities occur primarily on the SIX, with the balance occurring on BATS Chi-X Europe, UBS MTF, Turquoise and in the over-the-counter market in Switzerland and, in some cases, over-the-counter markets elsewhere outside the United States.

Unsolicited Brokerage. UBS IB effects unsolicited brokerage transactions in UBS Shares by placing orders on the SIX or BATS Chi-X Europe or effecting trades as agent in the over-the-counter market in Switzerland and elsewhere outside the United

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3 This may include NYSE Euronext, OMX, IDEM (the Italian Derivatives Exchange Market) or Bolsa de Madrid.

States. These transactions arise from unsolicited buy and sell orders received from its customers. As noted above, UBS Securities LLC may also engage in unsolicited brokerage transactions with its customers in the United States. UBS IB and UBS Securities LLC engage in the Market Activities described above solely in the ordinary course of their respective businesses and not in furtherance of or to facilitate of the Exchange Offer.

Trading in UBS Securities by UBS Wealth Management. As part of its wealth management activities, UBS Wealth Management buys and sells securities, including UBS Shares and derivatives on UBS Shares, for its clients' accounts pursuant to discretionary or non-discretionary mandates. Under applicable laws, including Swiss laws and the laws of New York, among others, and subject to the terms of any contractual arrangements as in effect from time to time between UBS Wealth Management and its clients, UBS Wealth Management has a fiduciary duty to conduct its investment advisory management activities in a manner that is in the best interests of its clients and is prohibited by contract and by law from taking into account any factors other than the interests of its clients in making investment decisions. In addition, UBS Wealth Management has fiduciary or similar duties to make recommendations as to non-discretionary advisory accounts in a manner that is in the best interests of its clients. UBS Wealth Management also has a contractual duty to follow the investment instructions of clients holding non-discretionary advisory and brokerage accounts.

Accordingly, UBS Wealth Management will be prohibited by contract and by law from following a directive by UBS to cease trading UBS Shares or derivatives on UBS Shares, unless UBS Wealth Management believed that cessation of such trading was in the best interests of its clients. Similarly, UBS Wealth Management will be prohibited by contract and by law from following a UBS directive to bid for or purchase UBS Shares or derivatives on UBS Shares unless it independently concluded that such bids or purchases were in the best interests of its clients.

For the 12 months ended December 31, 2013, these activities of UBS Wealth Management accounted for approximately 4% of the worldwide average daily trading volume in UBS Shares, all of which was executed through UBS IB. UBS Wealth Management engages in these Market Activities solely in the ordinary course of business and not in contemplation of the Exchange Offer. These Market Activities are conducted both outside and inside the United States and primarily in Switzerland and the United Kingdom through the facilities of the SIX and in the United States through the facilities of the NYSE.

Trading in UBS Shares by UBS Global Asset Management. As part of its investment management activities, UBS Global Asset Management invests in securities, including UBS Shares and derivatives on UBS Shares, for its clients' accounts managed pursuant to various mandates, including actively managed core portfolios, growth, quantitative or passive strategies. However, in the United States, UBS Global Asset Management generally does not invest in UBS Shares and derivatives on UBS Shares for its clients' accounts except for accounts managed pursuant to quantitative and passive strategies. Under applicable laws, including Swiss laws and the U.S. Investment Advisers Act of 1940, among others, and subject to the terms of any contractual arrangements as in effect from time to time between UBS Global Asset Management and the relevant client accounts, UBS Global Asset Management has a fiduciary duty to oversee client accounts in a manner that is in the best interests of its clients. UBS Global Asset Management is prohibited by contract and by law from taking into account any factors other than the interests of the beneficiaries of client accounts in making investment decisions.

Accordingly, UBS Global Asset Management will be prohibited by contract and by law from following a UBS directive to bid for or purchase UBS Shares or derivatives on UBS Shares unless it independently concluded that such bids or purchases were in the best interests of the beneficiaries of client accounts.

For the 12 months ended December 31, 2013, these activities of UBS Global Asset Management accounted for less than 0.3% of the worldwide average daily trading volume in UBS Shares, of which a substantial portion was executed through UBS IB. UBS Global Asset Management engages in these Market Activities solely in the ordinary course of business and not in furtherance of or to facilitate the Exchange Offer. These Market Activities are conducted outside the United States, except that investments in UBS Shares and related securities are also carried out in the United States to execute quantitative and passive strategies (these Market Activities in the United States, together with unsolicited brokerage by UBS Securities LLC and Market Activities conducted by UBS Wealth Management in the United States, collectively, the "U.S. Market Activities") and primarily in Switzerland and the United Kingdom through the facilities of the SIX and in the United States through the facilities of the NYSE.

Trading in UBS Shares Pursuant to Employee Incentive Plans. UBS GT regularly purchases UBS Shares on the open market to facilitate the grant of awards or the exercise of options pursuant to the terms of UBS's employee share and option plans, and buy back UBS Shares that are forfeited or sold in accordance with those plans. Furthermore, in order to hedge against the share price risks arising from the grant of notional shares to UBS directors, members of management and employees, UBS GT purchases and sells UBS Shares in the open market.

UBS's Human Resources department has delegated the administrative function under the UBS Plans to a UBS organizational unit called "Corporate Employee Financial Services" ("CEFS"). While CEFS also serves third-party clients, it currently operates out of UBS and it relies on UBS GT to source UBS Shares for the UBS Plans. UBS GT also sells UBS Shares from time to time on the open market in order to cover social and tax expenses that are incurred when share awards vest.

These activities of UBS GT, which are conducted outside the United States and in accordance with UBS's fiduciary duties arising from those plans, historically have represented a small proportion of all trading in UBS Shares. For the 12 months ended December 31, 2013, the average daily trading volume of UBS Shares traded pursuant to these activities represented approximately 1% of the worldwide average daily trading volume in UBS Shares. UBS GT engages in the Market Activities described above solely in the ordinary course of its business and not in furtherance of or to facilitate the Exchange Offer.

III. Application of Rule 14e-5

A. General

Subject to certain exceptions, Rule 14e-5 prohibits a "covered person" from, directly or indirectly, purchasing or arranging to purchase any equity securities in the target company or any securities immediately convertible into, exchangeable for or exercisable for equity securities in the target company, except as part of the tender offer. This prohibition applies from the time of public announcement of the tender offer until the tender offer expires (the "14e-5 Restricted Period"). "Covered person" is defined as (a) the offeror and its affiliates, (b) the offeror's dealer-manager and its affiliates, (c) any advisor to any of the foregoing, whose compensation is dependent on the completion of the offer, and (d) any person acting, directly or indirectly, in concert with any of the persons specified above.

Rule 14e-5 is designed to prevent manipulative and deceptive practices whereby a person making a cash tender or exchange offer purchases (or arranges to purchase) shares otherwise than pursuant to the offer. Among the concerns that Rule 14e-5 is designed to prevent are avoidance of pro-rationing requirements, disparate treatment of persons who tender into the offer and persons who sell securities outside the offer, and holders of large blocks of the subject securities demanding greater or different consideration than that offered pursuant to the tender or exchange offer. None of these concerns will be present in the context of the Exchange Offer, particularly in view of its one-for-one nature.

In response to comment letters requesting codification of relief for financial institutions in Rule 14e-5, the SEC stated it would consider individual requests on a case-by-case basis in the SEC Guidance and Revisions to the Cross-Border Tender Offer, Exchange Offer, Rights Offerings, and Business Combination Rules and Beneficial Ownership Reporting Rules for Certain Foreign Institutions, dated September 19, 2008 (the "2008 Cross-Border Amendments Release"; see Section 2.C.7).

As a global, integrated financial services firm, UBS's need for the requested relief is much more acute than would be the case for a non-financial institution. As discussed above, the Prospective Purchasers' Market Activities account for a significant portion of worldwide trading volume in the UBS Securities. The withdrawal of the Prospective Purchasers from the markets for UBS Securities could adversely affect the liquidity of those markets and increase price volatility. Additionally, as laid out in greater detail below, not being able to conduct the Market Activities will impair the ability of UBS IB, UBS Wealth Management and UBS Global Asset Management to serve existing clients. Inability to engage in the Market Activities will also impair the UBS Group's ability to hedge its existing financial exposures. UBS's business as a financial services firm exposes it in particular to these factors that would not arise (or would arise only to a much lesser extent) for a non-financial institution.

The potential length of the 14e-5 Restricted Period (up to nine months or even more) and the uncertain timing of the Exchange Offer magnify these negative effects. The announcement of the Exchange Offer so long before the planned commencement was driven by UBS's on-going discussions with several of its regulators and the need to announce the Exchange Offer to comply with UBS's disclosure obligations under Swiss law and to protect against the risks of unplanned disclosures.

Moreover, we note that the fact that the Exchange Offer is in substance a corporate reorganization and does not involve a change of control mitigates the risks of any fraudulent or manipulative behavior. As the Exchange Offer will be conducted on a one-for-one basis by a wholly owned entity with no operations and only nominal assets, UBS shareholders will have the ability to maintain their proportional interest in the new holding company. The Group will also continue to be substantially the same save for the structural changes described in this letter. As a result, there are no incentives for any parties to manipulate the price of the UBS Securities.

B. Non-U.S. Market Activities

1. Relief Requested

We respectfully request that the Staff grant exemptive relief from Rule 14e-5 pursuant to Rule 14e-5(d) under the Exchange Act to permit the Market Activities (excluding, for this purpose, the U.S. Market Activities, which are the subject of Section III.C below) to be conducted by the Prospective Purchasers in accordance with applicable Swiss law and regulation or, at any time they would be prohibited by Swiss takeover rules, to be conducted pursuant to an exemption from the TOB as required.

Please note that, in our view, it is doubtful that the jurisdictional predicate for the application of the Exchange Act, namely that there be a purchase of a security "by use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange," would be satisfied if any of the Prospective Purchasers purchased, or made arrangements to purchase, UBS Securities outside the United States. We nonetheless apply, on behalf of such persons, for the relief described in this Section III.B. We have been requested by UBS to emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases of securities outside the United States in the absence of applicable exemption or relief.

2. <u>Discussion</u>

Rule 14e-5(b)(12) under the Exchange Act permits purchases of, or arrangements to purchase, securities subject to a tender offer by an affiliate of a financial advisor or an offeror and its affiliates to be made outside the United States in accordance with the laws of the target company's home jurisdiction if certain conditions are met, including that no purchases or arrangements to purchase otherwise than pursuant to the tender offer are made in the United States. In the current instance, UBS intends that any purchases of UBS Securities by the Prospective Purchasers outside the United States that would otherwise be prohibited by Rule 14e-5 (*e.g.*, because not otherwise exempted by the other provisions of the Rule) will meet the conditions imposed by Rule 14e-5(b)(12), with the exception that certain purchases and arrangement to purchase otherwise than pursuant to the Exchange Offer may occur in the United States pursuant to the relief requested in part III.C of this letter.[4]

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4 Specifically, UBS intends that: (i) except as otherwise exempted from the prohibition of Rule 14e-5 and subject to the exemptive relief sought herein, no purchases of or arrangements to purchase UBS Securities other than pursuant to the Exchange Offer will be made in the United States; (ii) prominent disclosure of the possibility of purchases by the Prospective Purchasers other than pursuant to the Exchange Offer will be included in the U.S. offering materials; (iii) prominent disclosure of the manner in which information regarding such purchases will be disseminated will be included in the U.S. offering materials; and (iv) the Prospective Purchasers will disclose in the United States information regarding such purchases to the extent such information is made public in Switzerland pursuant to the Swiss tender offer rules. With respect to the condition (i) that "[n]o purchases or arrangements to purchase otherwise than pursuant to the tender offer are made in the United States," the SEC noted in the 2008 Cross-Border Amendments Release "that, notwithstanding this condition,

(footnote continued...)

We note that Rule 14e-5(b)(12) requires purchases of, or arrangements to purchase, UBS Securities outside the Exchange Offer by the Prospective Purchasers to be "permissible under" and conducted "in accordance with the applicable laws" of Switzerland. Under Swiss law, the Prospective Purchasers will be permitted to purchase White Shares and related securities in the open market or otherwise outside the Exchange Offer without restriction at any time until the publication of the Swiss Exchange Offer (by way of (i) the publication of a "pre-announcement" to the Swiss offer prospectus or (ii) the publication of the Swiss offer prospectus, if it is published without any pre-announcement), which may take place between approximately two to eight weeks prior to commencement. From the publication until completion of the Swiss Exchange Offer, UBS will be subject to a matching rule (which requires that no cash consideration be paid for purchases of subject securities outside the offer or, upon cash purchases, that the tender offer consideration be modified to include cash) and a best price rule (which requires that any higher consideration offered to any holder of subject securities be offered to all holders of such securities). The best price rule continues to apply for six months after completion of the offer.

In the present instance, by order dated June 30, 2014 (the "Order"), the TOB has granted an exemption from the matching and best price rules described above to allow it to continue to engage in the Market Activities during the entire restricted period under Swiss law.[5] Inasmuch as the TOB has granted an exemption to continue to conduct the Market Activities throughout the Exchange Offer, we believe that these Market

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(*...footnote continued*)

in certain circumstances covered persons may engage in such purchases or arrangements to purchase if relying on other existing exceptions from this condition or through attaining no-action relief or exemptive order from the SEC."

5 The Order is premised upon the facts that, among other things, the transaction is a holding company reorganization conducted on a one-for-one basis and the UBS Shares are "liquid". The condition to the relief is that any cash purchases outside the offer occur at prevailing market prices, which, for this purpose, mean the market prices on SIX at the time of the transactions in question. The relief covers trades on exchange (or trading venues similar to exchanges such as multi-lateral trading facilities) and transactions on the traditional OTC markets. Pursuant to the SESTA, UBS will have to notify on a daily basis the TOB of any transactions it has carried out involving UBS Securities from the date of the publication of the offer until the end of the subsequent offer period. These notifications must set forth the subject matter of the transactions, the nature of the transactions, applicable prices, trade times, whether the transactions have been executed on- or off-exchange, the identity of the broker dealers involved in the transactions and the form and number of all UBS Securities and related voting rights held by UBS as of the end of each relevant trading day. The TOB typically publishes the reported transactions on its website shortly upon receipt.

Activities, when conducted in accordance with such exemption, will not conflict with Swiss law and should therefore be deemed to be "permissible under" and conducted "in accordance with the applicable laws." From a procedural point of view, Swiss takeover rules require that these Market Activities be reviewed and analyzed by an independent auditor or "review body" (which is referred to as the "independent auditor" in the rest of this letter).[6] UBS believes that this review process will serve as an additional reliable safeguard against "fraudulent, deceptive or manipulative acts" that are the concerns of Rule 14e-5.[7]

Further, we note that Rule 14e-5(b)(12)(i)(F) requires that the "tender offer price will be increased to match any consideration paid outside of the tender offer that is greater than the tender offer price." In the present instance, purchases or arrangements to purchase made pursuant to the Market Activities at then prevailing market prices should not be deemed to involve greater consideration than the UBS Group Shares. This is because UBS Group Shares will be offered to UBS shareholders for exchange on a one-for-one basis. UBS Group is a newly formed entity with no activities and only nominal assets and its shares are currently entirely owned by UBS and have no trading market. As a result, after the Exchange Offer, UBS Group Shares will represent a proportional interest in the Group and the economic equivalent of UBS Shares. As such, purchases or arrangements to purchase made pursuant to the Market Activities will not involve, as of their respective dates, greater value than the UBS Group Shares. We also note that the UBS Shares are highly liquid (during 2013, the worldwide average daily trading volume of UBS Shares was approximately CHF 319 million or US$ 358 million in value; see Section II.A above). Existing shareholders therefore will have the ability to sell their UBS Shares at prevailing market prices at any time if they wish to liquidate

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6 Under Swiss regulation, the independent auditor is appointed by the offeror and such appointment must be approved by the TOB (the TOB assesses the independence of the auditor).

7 The independent auditor assumes important functions under Swiss takeover rules. Its main responsibility is to confirm to the TOB that the offer complies with Swiss takeover rules (subject to any exemption granted by the TOB). Prior to the publication of the offer, the independent auditor verifies whether the offer prospectus complies with Swiss regulation. It then verifies compliance with Swiss law and regulation and the decisions of the TOB throughout the offer period. The auditor must submit a final report to the TOB specifying the principles on which it has based its examination. The standard of review is set forth in a TOB circular by reference to the Swiss auditing standard for the review of public takeover offers. Pursuant to that standard, the Swiss matching and best price rules are key areas subject to review by the independent auditor. Inquiries of the auditors consist of questions to the offeror and review of internal instructions, exhaustive transactions list, notifications of transactions and representation letters.

their investments rather than rolling them into UBS Group Shares. Consequently, there will be no disparate treatment of existing shareholders.

For similar reasons and as indicated above, the TOB has granted an exemption from Swiss takeover rules so that UBS Securities can be purchased for cash consideration in the ordinary course outside the Swiss Exchange Offer, provided that UBS Securities are purchased at then current market prices.

We note that, absent an exemption for such activities, Rule 14e-5 would significantly restrict the ability of the Group to conduct its activities in a manner that is in the best interests of its investor clients. The discussion of harmful consequences to clients set out below with respect to U.S. market activities (see Section III.C) applies equally to clients of the Group outside the United States. In addition, many of the policy arguments set forth below as to why exemptive relief for the U.S. Market Activities would not present the policy concerns which Rule 14e-5 is designed to address apply with equal force to Market Activities conducted outside the United States. We also note that the exemption from Rule 14e-5 provided by Section (b)(12) thereof would be available by its terms to cover Market Activities outside the United States but for U.S. Market Activities conducted in accordance with the exemptive relief sought by this letter.

C. U.S. Market Activities

1. <u>Relief Requested</u>

We respectfully request that the Staff grant exemptive relief from Rule 14e-5 pursuant to Rule 14e-5(d) to permit UBS Securities LLC, UBS Wealth Management and UBS Global Asset Management to continue their limited U.S. Market Activities in the ordinary course of business during the 14e-5 Restricted Period.

2. <u>Discussion</u>

Paragraph (d) of Rule 14e-5 states that the SEC may grant an exemption from the provisions of Rule 14e-5, either unconditionally or on specified terms and conditions, to any transaction.

In the present instance, the U.S. Market Activities are conducted by (i) UBS Securities LLC, an SEC registered broker-dealer (ii) UBS Wealth Management and (iii) UBS Global Asset Management in the ordinary course of their respective business. Specifically, UBS Securities LLC executes unsolicited buy and sell orders received from its customers. UBS Wealth Management buys and sells UBS Securities from time to time in the context of its investment activities, while UBS Global Asset Management invests in UBS Securities from to time to execute quantitative and passive strategies. All buy and sell orders of UBS Wealth Management and a substantial portion of those of UBS Global Asset Management are routed through UBS Securities LLC, and executed by separately identifiable departments of UBS Securities LLC.

UBS Securities LLC is a covered person under Rule 14e-5 under the Exchange Act both because (a) it is an affiliate of UBS and (b) it may act as the dealer-manager for the Exchange Offer. UBS Wealth Management and UBS Global Asset Management are subsidiaries or departments of UBS and thus covered persons as well. Rule 14e-5 therefore would prevent UBS Securities LLC, UBS Wealth Management and UBS Global Asset Management from conducting their limited U.S. Market Activities during the 14e-5 Restricted Period. Given the potential significant length of time between a "public announcement" and the completion of the Exchange Offer and the uncertain timing of the Exchange Offer, the impact of Rule 14e-5 on the U.S. Market Activities will, without the limited exemptive relief sought hereby, be significant. The U.S. Market Activities, if exempted as requested herein, would at all times be conducted in the ordinary course of business and not in furtherance of or to facilitate the Exchange Offer.

In addition to damage to UBS's business and the impact on market liquidity for UBS Securities, absent an exemption for the U.S. Market Activities, Rule 14e-5 will significantly restrict the ability of UBS Securities LLC, UBS Wealth Management and UBS Global Asset Management to conduct their activities in a manner that is in the best interests of their investor clients located in the United States. The following summarizes the potential harm to U.S. clients of UBS Securities LLC, UBS Wealth Management and UBS Global Asset Management absent an exemption from Rule 14e-5.

1. With respect to unsolicited brokerage transactions by UBS Securities LLC for client accounts, a U.S. client of UBS IB will have to either forgo the transaction(s) in UBS Securities or else incur the costs of employing an alternative broker for a service which it would rightfully expect from UBS Securities LLC.

2. With respect to trading in UBS Securities by UBS Wealth Management, U.S. clients of UBS Wealth Management will be in a similar position to clients of UBS Securities LLC except that the potential harm will be greater for them. This is because, unlike UBS Securities LLC clients, clients of UBS Wealth Management typically do not have multiple wealth managers and thus they may not have access to an alternative account through which to purchase UBS Securities.

3. With respect to UBS Global Asset Management, absence of the requested exemption will restrict UBS Global Asset Management's ability to purchase UBS Securities in pursuit of quantitative and passive strategies, reducing its ability to track relevant indexes precisely for the benefit of its U.S. customers.

We note that the U.S. Market Activities are limited to unsolicited agency transactions on behalf of UBS's customers or purchases for the account of customers pursuant to contractual investment authority delegated by the customer to UBS Wealth Management or UBS Global Asset Management. In addition, UBS Wealth Management and UBS Global Asset Management have both fiduciary or similar duties under applicable laws to conduct their respective investment activities in the best interests of their respective clients and are prohibited from trading in the UBS Securities unless doing so complies with the terms and conditions that govern their relationships with their respective clients.

UBS maintains Information Barriers. As a result, each of the subsidiaries and departments of UBS Securities LLC, UBS Wealth Management and UBS Global Asset Management that conducts the U.S. Market Activities has no officers (or persons performing similar functions) or employees (other than clerical, ministerial or support personnel) who (a) direct, effect or recommend transactions in the UBS Securities and (b) are also involved in making strategic decisions concerning the Exchange Offer on behalf of UBS or providing UBS with dealer-manager services. We note that if UBS Securities LLC itself was not an affiliate of the offeror, the Affiliates and Departments of UBS Securities LLC conducting the U.S. Market Activities on its behalf would qualify for the exemption provided by Rule 14e-5(b)(8).[8]

We believe that the U.S. Market Activities and the transaction, which is a corporate reorganization to be accomplished via share-for-share exchange offer, do not implicate the equal treatment and anti-fraud policy concerns that underlie Rule 14e-5 and

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8 Rule 14e-5(b)(8) provides an exemption for purchases or arrangements to purchase by an "affiliate of the dealer-manager" if (1) the dealer-manager maintains and enforces written policies and procedures reasonably designed to prevent the flow of information to or from the affiliate that might result in a violation of the U.S. federal securities laws and regulations, (2) the dealer-manager is registered as a broker or dealer under Section 15(a) of the Exchange Act, (3) the affiliate has no officers (or persons performing similar functions) or employees (other than clerical, ministerial or support personnel) in common with the dealer-manager that direct, effect or recommend transactions in the securities, and (4) the purchases or arrangements to purchase are not made to facilitate the tender offer.

that the factors presented by the transaction support the granting of an exemption under Rule 14e-5(d).

The SEC has indicated that in reviewing requests for exemptive relief from Rule 14e-5, it "will consider factors such as proportional ownership of U.S. security holders of the subject security in relation to the total number of shares outstanding and to the public float; whether the offer will be for "any-and-all" shares or will involve prorationing; whether the offered consideration will be cash or securities; whether the offer will be subject to a foreign jurisdiction's laws, rules, or principles governing the conduct of tender offers that provide protections comparable to Rule 14e-5; and whether the principal trading market for the subject security is outside the United States."[9] We believe that, in particular, the following factors presented by the contemplated transaction support the granting of the requested exemptive relief: (1) the Exchange Offer will not involve prorationing; (2) the offered consideration will be securities on a share-for-share basis and (3) the principal trading market for the UBS Securities is outside the United States.

The October 1999 Cross-Border Adoptive Release also states that "[Rule 14e–5] protects investors by prohibiting an offeror from extending greater or different consideration to some security holders by offering to purchase their shares outside the offer, while other security holders are limited to the offer's terms. The rule prohibits the disparate treatment of security holders, prohibits the avoidance of proration requirements, and guards against the dangers posed by a bidder's purchases outside an offer that may involve fraud, deception and manipulation."[10] None of these concerns will be present if the requested relief is granted.

The policy concerns underlying Rule 14e-5, together with the reasons why we believe those concerns are not present in respect of the U.S. Market Activities, are discussed below:

1. *"[A]n offeror . . . extending greater or different consideration to some security holders by offering to purchase their shares outside the offer, while other security holders are limited to the offer's terms" and "the disparate treatment of security holders".*

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9 Section 5.C.1 of the Cross-Border Tender and Exchange Offers, Business Combination and Rights Offerings, dated October 22, 1999 (the "1999 Cross-Border Adoptive Release").

10 *Ibid.*

a) *Unsolicited brokerage transactions by UBS Securities LLC*: There would be no offers by UBS to purchase UBS Securities on its own behalf as only unsolicited brokerage transactions would be conducted. Therefore, there would be no risk of UBS extending offers to purchase on its own behalf for different consideration to some security holders outside the Exchange Offer.

b) *Trading in UBS Securities by UBS Wealth Management*: Any U.S. Market Activities by UBS Wealth Management to purchase UBS Securities would be on behalf of customers, pursuant to discretionary and non-discretionary mandates. Such purchases are governed by UBS's fiduciary duties to its customers, which protect against the risk that purchases on behalf of Wealth Management customers could be used as a means to extend differential consideration to different classes of shareholders.

c) *Trading in UBS Securities by UBS Global Asset Management*: Purchases of UBS Securities for clients in the United States would be exclusively pursuant to quantitative and passive strategies. The risk of disparate treatment to security holders would not be present for these strategies because individual purchases pursuant to these strategies are driven by the need to track the relevant indices.

As noted above, the U.S. Market Activities will be conducted solely in the ordinary course of the respective business of UBS Securities LLC, UBS Wealth Management and UBS Global Asset Management and not in furtherance of or to facilitate the Exchange Offer.

2. *"The avoidance of proration requirements."*

The Exchange Offer will be an "any or all" offer for all issued UBS shares. There will be no proration requirement, so this concern is inapplicable.

3. *"The dangers posed by a bidder's purchases outside an offer that may involve fraud, deception and manipulation."*

The Exchange Offer will not involve a change of control. Instead, shareholders in the Group will effectively be asked to consent, by participation in the Exchange Offer, to the implementation of a corporate reorganization consisting of the formation of a new group holding company (UBS Group). There will be no control premium; consideration consists solely of UBS Group Shares offered on a one-for-one basis, and the interests of the offeror and existing UBS shareholders are completely aligned. Consequently, there is no incentive for UBS to attempt to implement manipulative share purchase strategies or to deceive shareholders in respect of their decisions to tender their UBS Securities. In addition, as a financial institution, UBS has a well-established and transparent course of dealing in UBS Securities, and as a requirement to relief, UBS agrees that any market activities would be carried on solely in the ordinary course of business, consistent with this past practice. Given UBS's prominent presence in the market for UBS Securities, any deviation from past practice would be easily noticed.

The absence of the applicability of a policy concern for UBS's ordinary course U.S. Market Activities in the context of the contemplated transaction may be further illustrated by noting that, if the transaction were being conducted by a U.S. domestic corporation, it likely would not be conducted as an exchange offer at all, but rather by means of merger. In such a case, the U.S. domestic financial institution would be permitted to continue without restriction the U.S. market activities for which we are requesting relief, as Rule 14e-5 would not apply. Rule 14e-5's prohibitions apply to this transaction not because of its nature or objective – which essentially consists in the insertion of a new holding company on top of the Group – but simply because Swiss corporate law does not offer the same legal structure – merger by majority vote – as U.S. domestic state law would to effect the desired corporate reorganization.

We therefore respectfully request that the Staff grant exemptive relief from Rule 14e-5 pursuant to Rule 14e-5(d) to permit UBS Securities LLC, UBS Wealth Management and UBS Global Asset Management to continue their limited U.S. Market Activities outside of the Exchange Offer in the United States during the 14e-5 Restricted Period.

D. Dual Offer Structure

1. <u>Relief Requested</u>

We respectfully request that the Staff grant exemptive relief from Rule 14e-5 pursuant to Rule 14e-5(d) under the Exchange Act to permit the contemplated dual structure of the Exchange Offer.

2. <u>Discussion</u>

Read literally, Rule 14e-5 could be interpreted to prohibit purchases or arrangements to purchase securities pursuant to the Swiss Exchange Offer during the period in which the U.S. Exchange Offer is open. However, Rule 14e-5(b)(11) under the Exchange Act permits purchases or arrangements to purchase pursuant to a foreign offer where the offeror seeks to acquire subject securities through a U.S. tender offer and a concurrent or substantially concurrent foreign offer, if certain conditions are satisfied. In the present case, all conditions under Rule 14e-5(b)(11) would be met, with the exception that the exemptive relief sought by this letter may, on one interpretation of Rule 14e-5(b)(11), cause the condition that all purchases by the offeror in the foreign tender offer(s) are made solely pursuant to the foreign tender offer(s) and not pursuant to open market transactions, private transactions, or other transactions to be incapable of satisfaction. This is because the Market Activities involve purchases or arrangements to purchase made otherwise than pursuant to the Swiss Exchange Offer. As discussed above, Rule 14e-5 is designed to prevent manipulative and deceptive practices whereby an offeror purchases (or arranges to purchase) shares outside of a tender offer, either during the offer or promptly following it. In the present case, however, the proposed dual offer structure involves purchases pursuant to the Swiss Exchange Offer, which is subject to Swiss tender offer rules and regulated by the SESTA and implementing regulations adopted by the TOB. Accordingly, the concerns which Rule 14e-5 seeks to address are not relevant in the context of the Swiss Exchange Offer and UBS respectfully requests exemptive relief from the provisions of Rule 14e-5 in order to allow UBS Group to effect a dual tender offer as described herein.

E. Conditions

As conditions to the relief being requested herein:

a) Upon request of the Division of Corporation Finance (the "Division"), the Prospective Purchasers referred to in Section III.C will disclose to the Division a daily time-sequenced schedule of all purchases of shares made from the time of public announcement of the Exchange Offer until its expiration, on a transaction-by-transaction basis, including (i) description of the size, broker (if any), time of execution and purchase price; and (ii) the exchange, quotation system or other facility through which the purchase occurred (this information will not include any client specific data the disclosure of which is restricted under applicable law);

b) Upon request of the Division, such Prospective Purchasers will transmit the information specified in clauses (i) and (ii) of paragraph a) above to the Division at its offices in Washington D.C. within 30 days of the request;

c) Such Prospective Purchasers will maintain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from expiration of the Exchange Offer;

d) Representatives of such Prospective Purchasers will be made available (in person at the offices of the Division or by telephone) to respond to inquiries relating to such records;

e) All purchases or arrangements to purchase UBS Securities by the Prospective Purchasers will be permissible under and will be conducted in accordance with the applicable laws of Switzerland or applicable relief that is or may be issued by the TOB;

f) UBS hereby represents that, with respect to purchases of or arrangements to purchase UBS Securities conducted outside the United States otherwise than pursuant to the Swiss Exchange Offer or any Foreign Offer:

i. UBS is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act;

ii. UBS reasonably expects that the Exchange Offer will meet the conditions for reliance on the Tier II cross-border exemptions set forth in Rule 14d-1(d) under the Exchange Act;

iii. In respect of all purchases of or arrangements to purchase UBS Securities, other than pursuant to the Exchange Offer, prominent disclosure of the possibility of such purchases by the Prospective Purchasers will be included in the U.S. offering materials and prominent disclosure of the manner in which information regarding such purchases will be disseminated will be included in the U.S. offering materials;

iv. In respect of all purchases of or arrangements to purchase UBS Securities, other than pursuant to the Exchange Offer, the Prospective Purchasers will disclose in the United States information regarding such purchases to the extent such information is made public in Switzerland pursuant to the Swiss tender offer rules or, if applicable, any TOB order relating to these rules;

v. In respect of all purchases of or arrangements to purchase UBS Securities, other than pursuant to the Exchange Offer, the Prospective Purchasers will comply at all times with the

Swiss matching and best price requirements, the Order or any other applicable relief granted by the TOB; and

vi. While UBS does not expect that a financial advisor will be appointed to act in connection with the Exchange Offer, if a financial advisor is appointed by it, purchases or arrangements to purchase by an affiliate of such financial advisor will satisfy the following additional conditions:

1. The financial advisor and the affiliate will maintain and enforce written policies and procedures reasonably designed to prevent the transfer of information among the financial advisor and affiliate that might result in a violation of U.S. federal securities laws and regulations through the establishment of information barriers;

2. The financial advisor will have an affiliate that is registered as a broker or dealer under section 15(a) of the Exchange Act; and

3. The affiliate will have no officers (or persons performing similar functions) or employees (other than clerical, ministerial, or support personnel) in common with the financial advisor that direct, effect, or recommend transactions in the UBS Shares or related securities who also will be involved in providing the offeror or UBS Group with financial advisory services or dealer-manager services;

vii. The purchases or arrangements to purchase will not be made in furtherance of or to facilitate the Exchange Offer; and

g) UBS hereby represents, with respect to purchases of or arrangements to purchase UBS Securities pursuant to the Swiss Exchange Offer:

i. UBS reasonably expects that the Exchange Offer will meet the conditions for reliance on the Tier II cross-border exemptions set forth in Rule 14d-1(d) under the Exchange Act;

ii. The economic terms and consideration in the U.S. Exchange Offer and the Swiss Exchange Offer will be the same;

iii. The procedural terms of the U.S. Exchange offer will be at least as favourable as the terms of the Swiss Exchange Offer; and

iv. The intention of UBS Group to make purchases pursuant to the Swiss Exchange Offer will be disclosed in the U.S. Offering Documents;

h) Except as otherwise exempted herein, the Prospective Purchasers will comply with Rule 14e-5.

* * * *

If you have any questions or require any additional information, please contact the undersigned at 011 (44) 20 7959 8575 or Christoph Vonlanthen at 001 (44) 20 7959 8478.

Sincerely yours,

David B. Rockwell

cc: David Kelly
Daniel Morales
(UBS AG)

Rolf Watter
Dieter Dubs
Katja Roth Pellanda
(Bär & Karrer AG)

Michael Wiseman
Rebecca J. Simmons
Christoph Vonlanthen
(Sullivan & Cromwell LLP)

Prof. Dr. Rolf Watter
Rechtsanwalt, LL.M.
+41 58 261 50 00
rolf.watter@baerkarrer.ch

BÄR
& KARRER

Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

For the attention of:
Michele Anderson, Chief, Office of Mergers and Acquisitions
Christina Chalk, Senior Special Counsel, Office of Mergers and Acquisitions

Zurich, 22 July 2014
396554/112/nbe/bt23773301.doc

UBS AG – Request for Exemptive Relief:
in Connection with Proposed Reorganization

Dear Ms. Anderson and Ms. Chalk

We are acting as Swiss counsel to UBS AG, a corporation (*Aktiengesellschaft/société anonyme*) organized under the laws of Switzerland ("UBS" and, together with its subsidiaries, the "Group"), and its wholly owned subsidiary UBS Group AG ("UBS Group"), in connection with the proposed reorganization through a share-for-share exchange offer (the "Exchange Offer") as described in the Registration Statement on Form F-4 submitted to the U.S. Securities and Exchange Commission (the "Commission") on June 17, 2014.

In such capacity, we have reviewed the letter, dated July 22, 2014, prepared by Sullivan & Cromwell LLP on behalf of UBS and UBS Group requesting certain exemptive relief in connection with the continuance of ordinary course market activities and the making of two separate offers under U.S. and Swiss law (the "Letter"). We believe that the descriptions of Swiss law and regulations (including the order of the Swiss Takeover Board dated June 30, 2014) in the Letter are fair, complete and accurate as regards the conduct of such market activities and the aspects of the transaction described in the Letter for which relief has been requested therein.

The foregoing confirmation is limited to matters involving the laws of Switzerland and is not to be read as extending by implication to any other matters not referred to herein.

This letter is provided solely for the benefit of the addressee in connection with the transaction contemplated in the Letter and may not be used or relied upon by any other person or for any other purpose.

Sincerely yours,

iV

Prof. Dr. Rolf Watter